

October 11, 2011

<u>Via E-mail</u>
John A. Weinzierl
President and Chief Executive Officer
Memorial Production Partners LP
1401 McKinney, Suite 1025
Houston, Texas 77010

> **Re:** **Memorial Production Partners LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 15, 2011**
> **File No. 333-175090**

Dear Mr. Weinzierl:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We remind you of prior comments 3, 5, 6, 10, and 33 from our letter dated July 22, 2011.

2. We note your response to prior comment 3 from our letter dated September 7, 2011. Nonetheless, we also note that you represent in the prospectus that you expect to make a minimum quarterly distribution. Expand your disclosures to reflect the information contained in your response and to explain why you expect to make quarterly distributions even though you cannot demonstrate that you would have been able to historically.

Risk Factors

Developing and producing oil and natural gas are costly and high-risk activities with many uncertainties, page 27

3. On page 149, you indicate that hydraulic fracturing involves the injection of water, sand and chemical additives. This risk factor, however, does not specifically address the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. In this regard, we also note your discussion on page 145 in response to prior comment 16 from our July 22, 2011 letter. In that discussion you describe the specific facts and circumstances surrounding your hydraulic fracturing operations, and in particular, how your operations compare to "typical" hydraulic fracturing operations. To the extent that you believe that you face specific, material risks related to your hydraulic fracturing operations, taking into account your circumstances as discussed on page 145, please revise this risk factor as appropriate. Alternatively, please confirm that you believe that no additional risk factor disclosure is necessary.

Our Cash Distribution Policy and Restrictions on Indebtedness, page 56

4. This section still contains blank spaces for information which is not covered by Rule 430A. We will not be able to process further amendments without such information.

Oil and Natural Gas Data and Operations – Properties, page 136

5. In regards to your response to prior comment 9, you state on page 2 that your average estimated decline rate for your proved producing reserves is approximately 9% for the twelve months ended December 31, 2011. However, since your actual decline rate for the six months ended June 30, 2011 was 11.5% it appears that your statement in the filing regarding your decline rate needs revision to reflect the actual decline rate experienced in the first half of 2011. Please revise your document as necessary.

6. Regarding your response to prior comment 11, we could not find Memorial Resource as an approved operator in the state of Texas on the Railroad Commission's website. Please provide their official operator number from the Railroad Commission. In addition, the PUD wells to which we cite are the 35 PUD wells listed as being operated by EOG Resources in your reserve report, not WHT or Classic Hydrocarbons. Please reconcile this with your response and provide us with the requested information from our previous comment.

7. The reference to the Haynesville Shale in prior comment 13 was incorrect and should have been to the Cotton Valley. We note your response but do not concur. We do not feel that there is support, under reasonable certainty, for assuming a 55 year productive life horizontal wells in the Cotton Valley. Our view is that the proved reserves should be limited to well lives that are more reasonably certain to occur. Please revise your filing as necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or me, at (202)551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: John Goodgame
        Akin Gump Strauss Hauer & Feld LLP